Exhibit 10.1

04/09/2022

Dear Chris,

Evan Hafer and I are delighted to extend this offer of employment for the position of Chief Technology Officer with Black Rifle Coffee Company, LLC (the “Company”). Please review this summary of the terms and conditions for your anticipated employment with us. If you choose to accept this offer, subject to the approvals set forth below, your start date will be mutually agreed upon. This offer of employment is contingent upon a satisfactory background and reference check, and formal appointment to your role by the Board of Directors of BRC Inc. (“BRC”), the parent company of the Company.

The leadership team and I are incredibly excited for you to join our team. Please find below the terms and conditions of your employment.

Position. Your title will be Chief Technology Officer and you will report directly to the Co-CEO, Tom Davin. This is a Full-Time, exempt position requiring approximately 40 hours per week. While you are employed at this Company, you will not engage in any other employment, consulting, or other business activity (whether full-time or part-time) that would create a conflict of interest with the Company. By signing this letter of agreement, you confirm that you have no contractual commitments or other legal obligations that would prohibit you from performing your duties for the Company.

Cash Compensation. The Company will pay you a salary at the rate of $350,000 per year, payable in accordance with the Company's standard payroll schedule, beginning on the date your employment commences. This salary will be subject to adjustment pursuant to the Company's employee compensation policies in effect from time to time.

Annual Incentive Plan (AIP). You will be eligible to participate in Black Rifle Coffee Company's Annual Incentive Plan (AIP) as modified by BRCC from time-to-time in its sole discretion and business judgment. Your target bonus is 75% of your base salary. This percentage may change if you change positions within the company. This bonus payout will be based on company financial measures and individual performance, and other determinations of the Compensation Committee of the Board of Directors of BRC (the “Compensation Committee”). Your bonus payout will be prorated based on your start date.

New Hire Equity. New Hire Equity totaling $840,000 grant-date fair value of Restricted Stock Units (RSU's), subject to BRC's standard documentation, which will provide, among other things, pro-rated vesting upon the three anniversaries of the grant date, and customary restrictive covenants, and approval by the Compensation Committee. Such grant is expected to be made at the next regularly scheduled meeting of the Compensation Committee following your start date.

Long Term Incentive Plan (LTJP). You will be eligible to participate in BRC’s Long-Tenn Incentive Plan. The LTIP includes the following: a 2022 annual LTI grant totaling $640,000 ($480,000 in at-the-money stock options, and $160,000 in RSUs), each measured at grant-date fair value. Such participation is subject to approval by the Compensation Committee of the Board of Directors of BRC at a scheduled meeting following your start date, and execution of related grant documentation, which includes customary restrictive covenants. Such grant is expected to be made at the next regularly scheduled meeting of the Compensation Committee.

Reimbursement of Relocation Expenses. The Company will reimburse you for relocation expenses that you must repay your current employer up to a maximum of$140,000.

Senior Executive Severance Plan. We anticipate that you will be eligible to participate in Black Rifle Coffee Inc's Senior Executive Severance Plan, which is currently pending finalization and approval of the Compensation Committee. Pursuant to this plan, you are expected to be entitled to nine (9) months severance for certain, specified termination events, subject to the terms thereof. Such participation will be subject to approval by the Compensation Committee, and execution of related grant documentation, which includes customary restrictive covenants.

Employee Benefits. As a regular employee of the Company, you will be eligible to participate in a number of Company-sponsored benefits. In addition, as an Executive you will be entitled to unlimited PTO (paid time off).

The Company offers a comprehensive employee benefits program, including but not limited to:
• Vision
• Health
• Dental
• Employee Discounts
• 40l(k)

On the 1st of the month following date of employment, you will be entitled to participate in the Company's medical, dental, vision, life insurance, and other offered benefits.

Employment Relationship. Employment with the Company is for no specific period of time. Your employment with the Company will be "at will," meaning that either you or the Company may terminate your employment at any time and for any reason, with or without cause. Any contrary representations that may have been made to you are superseded by this letter agreement. This is the full and complete agreement between you and the Company on this term. Although your job duties, title, compensation, and benefits, as well as the Company's personnel policies and procedures, may change from time to time, the "at-will" nature of your employment may only be changed in an express written agreement signed by you and a duly authorized officer of the Company (other than you).

Termination. The Company reserves the right to terminate the employment of any employee for just cause at any time without notice and without payment in lieu of notice. The Company will be entitled to terminate your employment for any reason other than for just cause, upon providing to you such minimum notice as required by law.

Proprietary Information and Inventions Agreement. Like all Company employees, you will be required. as a condition of your employment with the Company, to sign the Company's standard Proprietary Information and Inventions Agreement.

Privacy. You are required to observe and uphold all of the Company's privacy policies and procedures as implemented or varied from time to time. Collection, storage, access to, and dissemination of employee personal information will be in accordance with privacy legislation.

Tax Matters.

Withholding. All forms of compensation referred to in this letter agreement are subject to reduction to reflect applicable withholding and payroll taxes and other deductions required by law.

Tax Advice. You are encouraged to obtain your own tax advice regarding your compensation from the Company. You agree that the Company does not have a duty to design its compensation policies in a manner that minimizes your tax liabilities, and you will not make any claim against the Company, or its Board of Directors related to tax liabilities arising from your compensation.

Interpretation, Amendment, and Enforcement. This letter agreement supersedes and replaces any prior agreements, representations or understandings (whether written, oral, implied or otherwise) between you and the Company and constitute the complete agreement between you and the Company regarding the subject matter set forth herein. This letter agreement may not be amended or modified, except by an express written agreement signed by both you and a duly authorized officer of the Company.

You may indicate your agreement with these terms and accept this offer by signing and dating this agreement. Upon your acceptance of this employment offer, Black Rifle Coffee Company will provide you with the necessary paperwork and instructions.

All the best!

/s/ Tom Davin

Tom Davin
Co-CEO
Black Rifle Coffee Company

“Black Rifle Coffee Company serves coffee and culture to people who love America”

/s/ Christopher Clark
Christopher Clark (sign)

4/11/2022
Date